UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

On October 22, 2008, Corpbanca filed a letter with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or the “SVS”) informing the SVS that on October 22, 2008, the Federal Reserve Board granted Corpbanca authorization to establish a branch in the city of New York, United States of America, subject to the authorization of the Office of the Comptroller of the Currency (OCC). An unofficial English translation of the letter is attached hereto as Exhibit 99.1.

On October 24, 2008, Corpbanca filed a letter with the SVS informing the SVS that on October 24, 2008, the Office of the Comptroller of the Currency (OCC) granted Corpbanca the authorization to open a branch in the city of New York, United States of America. An unofficial English translation of the letter is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Mario Chamorro
Name:	Mario Chamorro
Title:	Chief Executive Officer

Date: October 29, 2008

EXHIBIT INDEX

Exhibit	Description
99.1	Unofficial English language translation of Corpbanca’s letter to the Superintendency of Securities and Insurance dated October 22, 2008.

99.2	Unofficial English language translation of Corpbanca’s letter to the Superintendency of Securities and Insurance dated October 24, 2008.